Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	56447V-241784
Date	October 5, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549

Attention:	Ronald E. Alper, Staff Attorney Division of Corporation Finance Mail Stop 3561

Dear Sirs/Mesdames:

Re:	Starcore International Mines Ltd. Registration Statement on Form 20-FR12G Filed August 12, 2016 File No. 000-50922

Further to our letter dated September 13, 2016 in respect of the above-captioned matter, we, in our capacity as legal counsel to Starcore International Mines Ltd. (the “Company”), confirm that the Company is working diligently on its response to Staff’s comments in respect of the registration statement. The preparation of the response is taking longer than anticipated, and the Company respectfully requests a further extension of time to submit its response until Friday, October 14, 2016.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

Cc: Mr. Robert Eadie, Chief Executive Officer
Starcore International Mines Ltd.